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August 15, 2007

VIA EDGAR CORRESPONDENCE

Ibolya Ignat

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rotech Healthcare Inc. Item 4.02 Form 8-K filed August 8, 2007 File No. 000-50940

Dear Ms. Ignat:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by facsimile on August 8, 2007, to the above-referenced filing. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Item 4.02 Form 8-K filed August 8, 2007

1.	Please disclose the circumstances that led to the discovery of the errors described in your Form 8-K.

Response:

The Company has included disclosure in its Amended Quarterly Report on Form 10-Q/A, filed with the Commission via EDGAR on August 13, 2007 (the “Form 10-Q/A”) with respect to the circumstances that led to the discovery of the errors. Specifically, the Company has disclosed in Note 13, Restatement of Previously Issued Financial Statements, on page 13 of the Form 10-Q/A that (i) the Company discovered the mathematical error contained in the calculation of purchases of property and equipment included in accounts payable as presented in Note 12, Supplemental Cash Flow and Non-Cash Investing Information, during the Company’s preparation of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 (the “Form 10-Q”); and (ii) management identified an incorrect classification in the Company’s condensed consolidated statement of cash flows as a result of an evaluation of the classifications of the Company’s cash flows that management

August 15, 2007

conducted in connection with the preparation of the Form 10-Q. Each of these circumstances is described in connection with the foregoing disclosure in the Form 10-Q/A.

2.	Revise your disclosure to specify the “technical accounting guidance” that you applied to classify the cash collateralization of letters of credit. If you applied the incorrect accounting principle, then provide us with additional information regarding how you determined that an alternative principle is more appropriate and specify whether the circumstances surrounding your restatement relate to a change in accounting principle.

Response:

The Company has included the following disclosure in Note 13, Restatement of Previously Issued Financial Statements, on page 13 of the Form 10-Q/A:

[A]s a result of an evaluation of the classifications of our cash flows that management conducted in connection with the preparation of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, management identified an incorrect classification in its condensed consolidated statement of cash flows. We had previously classified the $12,493 cash collateralization of letters of credit-restricted cash as a financing activity in the statement of cash flows based upon our interpretation of FASB Statement 95, Statement of Cash Flows (“Statement 95”), and related interpretive information from technical accounting resources to which we subscribe. In connection with the preparation of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, we re-evaluated this classification and, based upon additional research with respect to the particular classification, determined that we should have viewed the restricted cash as an investment and its funding as an investing outflow, rather than our prior view that the cash outflow collateralized a credit enhancement arrangement and therefore was a financing outflow, to comply with Statement 95. Accordingly, our classification of cash collateralization of letters of credit-restricted cash as a financing activity was in error.

3.	Elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness.

Response:

As disclosed in Part II—Item 4 “Controls and Procedures” on pages 30 and 31 of the Form 10-Q/A, the Company determined that the mathematical error referenced above was not detected in the Company’s financial reporting process for the quarterly period ended March 31, 2007 as a result of a material weakness in internal control over financial reporting related to review procedures performed in the preparation of the statement of cash flows for the period ended March 31, 2007. The material weakness that existed was that the controls to review and validate the mathematical integrity of the supporting schedule for purchases of property and equipment included in accounts payable did not operate effectively. The Company provided the following disclosure pursuant to Item 308(c) of Regulation S-K

August 15, 2007

related to this material weakness as of March 31, 2007 in Part II—Item 4 “Controls and Procedures” on page 31 of the Form 10-Q/A:

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the three months ended March 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the following material weakness that was identified as a result of management’s evaluation of such changes and as a result of the evaluation described above.

During the preparation of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, we discovered that our calculation of purchases of property and equipment included in accounts payable as presented in Note 12, Supplemental Cash Flow and Non-Cash Investing Information, contained a mathematical error. The correction of this mathematical error increases the amount previously reported for purchases of property and equipment included in accounts payable from $3.1 million to $5.6 million. This amount is utilized in calculating the change in accounts payable and accrued expenses included in cash flows from operating activities, as well as purchases of property and equipment included in cash flows from investing activities. Accordingly, the correction of this mathematical error decreases the change in accounts payable and accrued expenses included in cash flows from operating activities from $7.8 million to $5.3 million, and decreases the purchases of property and equipment included in cash flows from investing activities from $12.6 million to $10.1 million.

As described in our Current Report on Form 8-K filed on August 8, 2007 with the Securities and Exchange Commission, we have restated the financial statements for the quarterly period ended March 31, 2007. See “Explanatory Note,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement of Previously Issued Financial Statements” and Note 13 to the Condensed Consolidated Financial Statements.

Based upon the results of our evaluation described above which was performed in connection with the restatement of our financial statements for the quarterly period ended March 31, 2007, our principal executive officer and principal financial officer determined that the mathematical error referenced above was not detected in our financial reporting process for the quarterly period ended March 31, 2007 as a result of a material weakness in internal control over financial reporting related to review procedures performed in the preparation of the statement of cash flows for the period ended March 31, 2007. The material weakness that existed was that the controls to review and validate the mathematical integrity of the supporting schedule for purchases of

August 15, 2007

property and equipment included in accounts payable did not operate effectively.

A material weakness in internal control is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis by the company.

In addition to the evaluation discussed above, we evaluate our internal control over financial reporting on a regular basis. If we identify a problem in our internal control over financial reporting during the course of our evaluations, we consider what revision, improvement and/or correction to make in order to ensure that our internal control over financial reporting is effective. Our principal executive and financial officers recognize that any set of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Accordingly, we intend to continue to refine our internal control over financial reporting on an ongoing basis as we deem appropriate with a view towards making improvements.

During the second quarter of 2007, we have taken steps to remediate the material weakness described above, including adding additional review procedures and control totals into our supporting schedule for purchases of property and equipment included in accounts payable. We made the changes noted above during our financial reporting process for the second quarter of fiscal year 2007 to materially enhance the internal control over financial reporting with respect to the supporting schedule for purchases of property and equipment included in accounts payable, and related review procedures. We believe that, as of the date of this report, the changes we made during the second quarter have remediated the material weakness described above subsequent to March 31, 2007.

Supplementally, the Company advises the Staff that, with respect to the misapplication of certain accounting provisions, and specifically the misapplication of Statement 95 as described in response to comment 2 above, the cash flow classification issue arose at March 30, 2007 as the result of a new credit agreement entered into by the Company on that date. Previously, the Company did not have any restricted cash balances, and letters of credit were collateralized under a revolving credit facility. The Company followed all of its control procedures with respect to determining the proper classification of the cash used to collateralize the underlying letters of credit. The Company identified the relevant technical guidance and documented its position based upon that guidance. Accordingly, the Company has determined that the cash flow classification error was not the result of a control deficiency.

August 15, 2007

4.	Specify whether you have reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your December 31, 2006 10-K and March 31, 2007 10-Q filings regarding your disclosure controls and procedures, in light of the material errors that you have described.

Response:

The Company has reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions in its December 31, 2006 10-K and determined that the control failure with respect to the above described mathematical error was isolated to the quarterly period ended March 31, 2007 and did not affect its previous assertions provided under Item 9A of the December 31, 2006 Form 10-K.

Similarly, the Company reconsidered, in accordance with Item 307 of Regulation S-K, the adequacy of its previous assertions in its March 31, 2007 Form 10-Q and, as a result, has provided the following disclosure pursuant to Item 307 of Regulation S-K (in addition to the disclosure provided pursuant to Item 308(c) of Regulation S-K as described in response to comment 3 above) in Part II—Item 4 “Controls and Procedures” on page 30 of the Form 10-Q/A:

Disclosure Controls and Procedures

In connection with the preparation of this Form 10-Q/A, our management, with the participation of our principal executive officer and principal financial officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, our principal executive officer and principal financial officer concluded that, because of the material weakness in internal controls over financial reporting discussed below, as of March 31, 2007, our disclosure controls and procedures were not effective.

5.	Specify whether you have reassessed and whether you are planning to revise your conclusion related to the effectiveness of your internal control over financial reporting. Tell us whether your original disclosures are still appropriate or whether they will be modified or supplemented to include any other material information that is necessary for such disclosures not to be misleading in light of the restatement.

Response:

The Company has reassessed and revised its conclusions related to the effectiveness of its internal control over financial reporting. As a result of the reassessment, the Company has concluded that (i) the Company’s internal control over financial reporting was effective as of December 31, 2006 and therefore has not changed the conclusion reflected in Item 9A of the December 31, 2006 Form 10-K; and (ii) the Company had a material weakness in its internal control over financial reporting as of March 31, 2007 and therefore has changed the

August 15, 2007

disclosure reflected in Item 4 of the Form 10-Q/A as indicated in response to comment 3 above.

*    *    *    *    *

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Kevin Stogner at (202) 637-2177.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Philip L. Carter Rotech Healthcare, Inc.

Rebecca Myers Rotech Healthcare, Inc.

Steven P. Alsene
Rotech Healthcare, Inc.

Michael Harding
Deloitte & Touche LLP